FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

March 1, 2004

Hanson PLC to acquire US brick manufacturer for $40.4 million (GBP21.6m)

Hanson PLC, the international building materials company, announced today that it has acquired US brick manufacturer Athens Brick Company, Inc. ('Athens") from Texas Industries, Inc. (NYSE:TXI) for $40.4 million (GBP21.6m) in cash (on a debt-free basis and subject to usual post-closing adjustments).

Athens produces facing brick used in residential and commercial construction from two plants in Texas and one in western Louisiana. It primarily serves markets in Texas and its adjoining states, including the major metropolitan areas of Dallas/Fort Worth, Houston, San Antonio and Austin in Texas and Shreveport in Louisiana. The combined annual capacity of Athens' plants, which employ approximately 90 people, is 90 million brick. Athens controls clay and shale reserves sufficient for more than twenty years' production.

In its fiscal year ending May 31, 2003, Athens generated unaudited revenues of $14.7 million and EBITDA of $6.5 million. During that period Athens shipped 84 million brick. After taking into account possible fair value adjustments, it is currently estimated that goodwill of approximately $20 million (GBP10.7m) will arise on this acquisition.

The Athens plants will be integrated into Hanson Brick's South Central Region, bringing its combined capacity of facing brick in the area to approximately 450 million brick across eight plants (see attached plant location map). This region consumes a significant portion of the total US facing brick output and US Census Bureau projections for population growth in Texas for the foreseeable future are well ahead of the national average.

Mike Donahue, President of Hanson Brick & Tile, stated: 'With the previously announced consolidation of our North American brick businesses now well underway, we are very excited to be able to make this significant addition to our existing operations. While we expect some operating efficiencies as a result of the combination, its true advantages are the enhanced product offering and increased capacity that will benefit our customers in this dynamic region of the country."

Richard Manning, President of Hanson Building Products North America, added: 'The acquisition of Athens is consistent with Hanson's strategy of pursuing bolt-on acquisitions where we can enhance existing strong positions in our core products and markets. Athens will strengthen our presence in the South Central region and is anticipated to be earnings enhancing from the outset."

In 2003 Hanson embarked on integrating and re-branding its seven brick businesses into one unified company - 'Hanson Brick". With a capacity of 1.6 billion brick from 22 plants (excluding Athens), Hanson Brick is the largest brick manufacturer in North America and the third largest in the USA.

Further information is available on Hanson at www.hanson.biz.

Inquiries:                                                     Justin Read
                                                                       Hanson PLC
                                                                       +44 (0) 20 7245 1245
                                                                        Hanson Brick - South Central

Attachment:                                                  Region location map

Notes:

  Hanson is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete pipe & products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.

  Hanson Brick & Tile is headquartered in Charlotte, North Carolina. In the year to December 31, 2003, trading turnover of this business totalled GBP232.4 million and trading profit before goodwill amortisation was GBP32.7 million. It forms part of Hanson's Building Products North America division..

  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz)..

  High-resolution Hanson images are available to download from Hanson's website and www.newscast.co.uk..

  Texas Industries, Inc., which is based in Dallas, Texas, is a leading US supplier of building materials, primarily cement and structural steel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 1, 2004